UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 1, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒              Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐              No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐              No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

[LOGO]

DISCLAIMER The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to achieve. The company gives no assurance that expectations disclosed in this presentation will be fulfilled. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

Horizonte 2 Project Marcelo Castelli - CEO

Site overview Horizonte 2 Project Existing mill HOW IS IT GOING? H2 Project Area

Risk Management Internal Audit Internal Control Compliance Horizonte 2 Fibria’s Corporate Governance Governance structure Board of Directors Statutory Audit Committee Project Officer GRC General Manager Executive Board 100% independent members Steering Committee

A robust risk management approach Communication and consultation Monitoring and review Risk treatment Risk identification Risk analysis Establishing the context Risk evaluation Dynamic Analysis of Project Risks Quantitative Economic and Financial Analysis Sensitivity Analysis Qualitative Events that threaten the strategic goals

Where the competitiveness comes from Industrial plant with minimal environmental impact (emissions, consumption and waste) Highly efficient recovery boiler, maximizing electricity generation Concept sized for future biorefinery More modern processes for wood use improvement High-yield automated nursery Integrated management Steering Committee with vast experience of the pulp sector Timing: favorable market conditions for plant acquisition/construction Economic recession Currency devaluation Brownfield: synergies with existing facilities and operations Access to wood: certified forest base with low average distance from forest to mill Energy: surplus of 120 MWh TECHNOLOGY AND INNOVATION MANAGEMENT COMPETITIVENESS

Global BHKP Market Pulp Supply Curve Cash Manufacturing Cost Competitiveness – 2015 2Q(*) Where we will stand on the industry’s cost curve Horizonte I and II 2017 USD/t Global Cumulative BHKP Market Pulp Capacity, million tons (*) Source: Pöyry. Modelled costs for all other BHKP mills at mill cash manufacturing costs – plantation wood cost includes stumpage cost estimate – 1 USD=3.12 BRL Horizonte II will become the global manufacturing cost leader for BHKP market pulp given its large scale, a modern mill and immediate access to low-cost plantation wood.(*) 0 100 200 300 400 500 0 5 10 15 20 25 30 35

Unique from forest-to-customer setup Where the competitiveness comes from Forest Mill Port of Santos Customer Base 3.05m tons 95 KM

Total average distance from forest-to-mill of 95 km Genetic material adapted to the region and with high yield World’s highest-yield nursery High performance in forestry operations Where the competitiveness comes from H1: 120,000 ha H2: 174,000 ha Total: 294,000 ha

Where the competitiveness comes from

Energy surplus

Fibria | 4TH INVESTOR TOUR


Wood to the mill
Chipping Lines
Wood chips to the digestor
Fibers to bleaching and drying
Wood chip piles
Biomass waste
Diluted black liquor to evaporation
Concentrated black liquor to the recovery boiler
6 5 4 3 2
Biomass burned for steam generation
Black liquor burned for steam generation
Steam to the turbogenerators
Steam to the production process
TG-3
TG-4
Energy generation for internal consumption and surplus sale
HORIZONTE 2 PROJECT
SURPLUS = 120 MW

Headcount synergy, by department Engineering Industrial Procurement Commercial Logistics Forestry Others (1) Full synergy Strong synergy Little synergy Fixed cost dilution Where the competitiveness comes from (1) Accounting, Legal, HR, R&D, Environmental, GRC, IT and Communication departments.

Outstanding yield on wood transportation Where the competitiveness comes from PIFF* Pentatrem * (Fibria’s Wood Transportation Project)

Established customer base Where the competitiveness comes from 24% 9% 42% 25% 5.30m tons - Current sales volume distribution(1) (1) Considers 2Q15 last twelve months. (2) Includes Klabin’s sales volume. Where the competitiveness come from Established customer base 8% 19% 37% 36% 7.95m tons - Total sales after H2 startup (4Q17 onwards) (2)

Outbound logistics Where the competitiveness comes from Ports Highways Railroads Waterways Data Collection / Preliminary Analysis Logistics Costs Opex - Rates Capex Qualitative Modal conditions Analysis Mato Grosso Mato Grosso do Sul Goiás Brasilia

Port of Santos Overview

Fibria's Current Operations

Fibria | 4TH INVESTOR TOUR

Terminal T13/14/15

- Jacareí mill volume (~ 0.9m tons/year)
- Fibria's concession until 2017

Terminal T31

- Três Lagoas mill volume (~ 1.0m tons/year)
- GBT's concession until 2029



T13-14-15
T31



Pulp Terminal
T13/14/15



Pulp Terminal - T31

T13-14-15 Brazilian largest port will be able to export additional volumes Port of Santos Overview T31 PAQUETÁ T32 Paquetá and T32 : To be leased by Port Authority T13-14-15 and T31 : Fibria´s current pulp terminals Current - 2015: 3.5 million tons/year Future - 2017: 7.5 million tons/year Pulp Terminal Handling* *Considering break-bulk and container capacities. Fibria is ready to participate in the tendering process.

Management delivered more than 10 “on time, on budget” pulp projects Where the competitiveness comes from Startup Utilities clearance and commissioning L1 interconnections during maintenance downtime Initial hiring of harvest workers Hiring of operational team Negotiations with concession holders and Port of Santos tendering 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 2015 2016 2017 Beginning of infrastructure and purchase of the TGs Purchase of the industrial plants Beginning of construction Beginning of assembly Beginning of forest machinery deliveries Beginning of harvest Definition of outbound logistics formats

Although some potential brownfields are listed, there are significant challenges. We don’t think that such competitiveness is easily replicable, since the scenario is becoming more complex... Land Infrastructure/Logistics Certified wood availability Environmental requirements Public funding constraints Governance standards Cost of capital Credit rating

Financial Strategy Guilherme Cavalcanti - CFO

(1)The volumes in 2016, 2017 and 2018 will depend on the learning curve of the plants. The agreement with Klabin may be renewed by mutual consent. Sales/Production 101% 97% 99% 101% 99% 101% 99% Fibria’s sales volumes 900 900 900 900 900 900 1,750 1,800 1,850 1,850 5,188 5,231 5,184 5,299 5,259 5,274 5,338 2009 2010 2011 2012 2013 2014 LTM 2Q15 2016 2017 2018 2019 2020 2021 2022 Current Production ('000 t) Klabin's Puma Project('000 t)(1) Horizonte 2 ('000 t)(1)

Up to now, 70% of the expansion capex is committed R$ MILLION % Index R$ 5,548 72 Inflation indices EUR(1) 2,004 26 FX USD(1)/Swedish Krona 154 2 FX Total 7,706 100 (1) Considering USD/BRL of 2.80 and EUR/BRL of 3.13, according to budget. Expansion Breakdown by currency(1) Expansion capex updated expected curve 7% 58% 30% 1% 4% 2015 2016 2017 2018 2019 onwards

Sources (estimated amounts in R$ billion) Funding for the H2 project (1) Cash on hand above minimum cash balance at end of Jun-2015 (2) Working capital to be released in 2016 and 2017 in commercial deal with Klabin Even with expansion capex at current levels of FX, leverage ratios can continue to decrease 0.6 7.8 Q2 Excess Cash(1) BNDES CRA FDCO ECAs Banks Working Capital(2) Total

CRA (Certificate of Agribusiness Receivables) Reopening of the Syndicated Export Prepayment Upsized Amount: US$400m Book of US$515m Average term: 5 years Average Cost: Libor 3M + 1.43% p.a. Amount: up to R$675m Tenor: 6 years bullet Coupon: max 102.5% CDI Booking period: Sept/2015 Avg. Term (years) 4 5 5 5 6 5 5 5 Recent funding transactions 113 120 140 143 150 160 175 215 COPEC Raizen Ecopetrol Fibria Colbun Braskem Molymet Argos USA LatAm Investment Grade Loan Spread over Libor (bps)

One of the best performances among Brazilian corporate issuers(1) (1) Gspread on August 5, 2015 269 286 302 307 308 341 358 413 489 Globopar 2025 Brazil 2025 Fibria 2024 BRF 2024 Embraer 2023/25 Vale 2022 Klabin 2024 Samarco 2024 Gerdau 2024

A consistent and disciplined approach focused on reducing amount and cost of debt (1) Considering the portion of debt in reais fully adjusted by the market swap curves as of June 30, 2015. Debt (US$ million) vs Leverage (US$) Interest (US$ million) vs Cost of Debt (US$) Cost of Debt Reduction Free Cash Flow Increase Interest Reduction These dynamics create a virtuous cycle 8.6 2.9 6.3 2.6 2009 2010 2011 2012 2013 2014 Jun/15 Gross Debt Net Debt 7.29 4.11 4.25 3.32 2.60 2.41 1.95 473 414 408 350 268 200 164 2009 2010 2011 2012 2013 2014 LTM 2Q15 6.3 5.9 5.5 5.2 4.6 3.4 3.6 (1)

The only commodity with lower volatility than FX Since 2009 Historical Volatility of Commodities (US$) 35% 32% 30% 25% 25% 23% 23% 23% 15% 12% 6% Sugar Nickel WTI Crude Oil Soy Copper Iron Ore LME Metals Ibovespa Cattle FX FOEX PIX BHKP

Source: Bloomberg – July 31, 2015 Market price closer to producer’s marginal cost The marginal cost producers are based in Europe and North America Flattish industry cost curve Higher flexibility to adjust supply side during imbalanced market Lower dependency on Asian market (~25%) compared to hard commodities (70%+) Market end users are linked to consumer goods, such as tissue Incipient pulp price futures market and low liquidity 2008-2009 Economic crisis In the last 15 years, pulp volatility has been just 8%...why? 0 40 80 120 160 Dec-99 Aug-00 Apr-01 Dec-01 Aug-02 Apr-03 Dec-03 Aug-04 Apr-05 Dec-05 Aug-06 Apr-07 Dec-07 Aug-08 Apr-09 Dec-09 Aug-10 Apr-11 Dec-11 Aug-12 Apr-13 Dec-13 Aug-14 Apr-15 BHKP - FOEX Europe (base 100) CPI (base 100)

122 166 88 53 61 42 100 = January 1, 2012 Source: Bloomberg – June 30, 2015 Low volatility of hardwood pulp price, even though new capacities have come on stream during the period. Lowest volatility among commodities 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Iron Ore Soy Bean Crude Oil Sugar BHKP - FOEX Europe Exchange Rate (R$/US$)

Hardwood demand will continue to increase at a faster pace than for softwood 2014 - 2019 CAGR: Hardwood: +2.5% Softwood: +0.8% NBSK vs BHKP - Prices(1) (2) Source: PPPC Hardwood (BHKP) vs Softwood (BSKP) (000 ton)(2) (1) Source: FOEX (CIF Europe) 0 200 400 600 800 1000 1200 -50 50 150 250 350 450 May-98 Nov-98 May-99 Nov-99 May-00 Nov-00 May-01 Nov-01 May-02 Nov-02 May-03 Nov-03 May-04 Nov-04 May-05 Nov-05 May-06 Nov-06 May-07 Nov-07 May-08 Nov-08 May-09 Nov-09 May-10 Nov-10 May-11 Nov-11 May-12 Nov-12 May-13 Nov-13 May-14 Nov-14 May-15 Spread Average spread BHKP NBSK 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Hardwood Softwood

Fibria Cash Production Cost(1) (R$/ton) Cash Production Cost has seen an annual increase of 4.2% over the past 6 years (1) Constant Currency (2) Excludes Conpacel CAGR: + 4.2% Consistently controlling the production cash cost at a level below inflation pace 432 448 471 473 505 519 531 2009(2) 2010(2) 2011 2012 2013 2014 LTM 2Q15

Maintenance downtimes schedule change

Cost reduction in the long term

Fibria | 4th INVESTOR TOUR

	2014				2015				2016				2017				2018			
	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Mills																				
Aracruz A													No maintenance downtime							
Aracruz B													No maintenance downtime							
Aracruz C																				
Jacareí									No maintenance downtime											
Três Lagoas													No maintenance downtime							
Veracel																	No maintenance downtime			

- **Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months.**
- **Fibria was the first company to use the extended period benefit**
- **Already in 2015, almost 50% of the mills have performed 15 months period downtimes**
- **In the long term, this extension will reduce costs by about R$80 million and increase production by approximately 135 thousand tons, given less stoppages in the period of 4-5 years**

Even more competitive cash production cost w/ H2

BHKP (US$/t)

Fibria | 4TH INVESTOR TOUR





457
421
351
347
298
291
214
170
155
China
USA
Iberia
Canada
Chile/Uruguay
Indonesia
Brazil
Fibria 2Q15 LTM
Fibria w/ H2

Source: Hawkins Wright (Outlook for Market Pulp, July 2015) - FX considered by the consultant at R$/US$3.14.
H2 cash cost was estimated according to weighted average cost, after mill balance, converted at R$3.14. Includes energy sales.

AVERAGE END OF PERIOD(1) 1Q15 2Q15 2015 2016 Realized 2.87 3.07 JP Morgan 3.55 3.70 Itaú 3.55 3.90 Citi 3.34 3.29 Merrill Lynch 3.80 4.10 Morgan Stanley 3.50 3.65 BTG 3.35 3.43 Credit Suisse 3.60 3.67 HSBC 3.20 3.30 Average 3.49 3.63 (1) According to research reports as of August 31, 2015 US$ exposure Net revenues 100% Cash Cost 14% Freight 86% SG&A 23% Capex 13% Positive impact on revenues beyond the effect on Capex and Opex Where the upside comes from

2Q14 3Q14 4Q14 1Q15 2Q15 2T14 2T15 % Average FX 2.2295 3.0731 +38% Free cash flow (R$ million) 248 544 +119% 78 544 August R$ million FX sensitivity of Free Cash Flow Sales proceeds which were received after the end of the quarter EBITDA Margin 35% 35% 45% 50% 50% (1) Does not consider non recurring items (2) Not considering dividends payment 248 116 263 373 466(2) FCF (R$ million)(1) 3.47 FX

(1) Excludes Conpacel (2) 2015 year end market consensus (3) According to Focus Report (Brazilian Central Bank – August 14, 2015) Exchange Rate Average (R$/US$) EBITDA Margin EBITDA (R$ million) Fibria net pulp price (US$/t) Fibria net pulp price (R$/t) Market Consensus(2) Each 5% depreciation of the Real increases EBITDA by around R$403 m (11%) and FCF by R$482 m (45%) 1,522 2,526 1,964 2,253 2,796 2,791 3,682 2009(1) 2010(1) 2011 2012 2013 2014 LTM 2Q15 2015 E 2.00 1.76 1.67 1.95 2.15 2.35 2.69 3.23 (3) 456 670 639 581 610 572 561 573 29% 40% 34% 36% 40% 39% 46% 912 1,179 1,067 1,133 1,311 1,344 1,509 1,851

ROE = Adjusted EBIT(2) / Equity before IAS 41(1) ROE = Net income / Equity (1) International accounting standards for biological assets (2) EBITDA – CAPEX – Net interests - Tax August Cash ROE increase and sensibility to FX Profitability – ROE 24.4% 4.0% - 5.8% - 4.7% - 4.7% 1.1% - 3.0% 2009 2010 2011 2012 2013 2014 LTM 2Q15 - 4.0% 6.4% 0.8% 4.4% 7.1% 5.4% 11.2% 2009 2010 2011 2012 2013 2014 LTM 2Q15 3.47 FX

ROIC = Adj. EBIT(2) / Invested Capital before IAS 41(1) ROIC = Net income / Invested Capital International accounting standards for biological assets EBITDA - CAPEX - Tax August Cash ROIC increase and sensibility to FX Profitability – ROIC 0.4% 7.2% 3.2% 6.9% 9.4% 7.6% 12.5% 2009 2010 2011 2012 2013 2014 LTM 2Q15 3.47 FX 11.3% 2.8% - 4.8% - 3.9% - 4.3% 1.0% - 2.7% 2009 2010 2011 2012 2013 2014 LTM 2Q15

There are many other areas of value generation It’s not all about FX and pulp price Wood certification Corporate governance and transparency Water use efficiency Value generation through innovation and customer relationship Stakeholder engagement Climate change management This image cannot currently be displayed.

Examples of negative consequences in other companies and fields: Deforestation by Asian producers cases in the 80’s, 90’s and 00’s led the FSC to sanction certain companies Delays in pulp projects in Latin America due to environmental license issues Environmental issues over palm oil produced in rainforests Mountain Pine Beetle plague due to climate change impacting 20 million ha Conflicts with Amerindians and landless movements in Brazil which could have significant impacts on the business and need to be well managed

What we have been doing - examples of value generation How Fibria is positioned with regard to these important topics Long-term targets 1. Reduce by one third the amount of land needed 2. Double carbon sequestration from the atmosphere 3. Promote environmental restoration of 40,000 hectares 4. Reduce by 91% the volume of solid industrial waste disposed in landfills 5. Achieve 80% approval in neighboring communities 6. Help the community render 70% of the income-generating projects self-sustaining Action Increase productivity from 10 ton/ha/yr. to 15 ton/ha/yr. Increased availability of land for other uses Benefits Increase in forest areas and in the recovery of degraded areas with native species Reduce concentration of greenhouse gases in the atmosphere Since the program was created, a total of 10,600 hectares has been restored Valuation of waste, producing forestry inputs, and optimizing the energy matrix by replacing fossil fuels with waste Reduction of impacts and risks caused by industrial landfills Cost benefit of about R$9m/year Improve the quality of the relations with communities: Income generation for families Responsible Network Wood theft Rural Land Development Program (PDRT) In 2014: 1,844 families assisted; wealth growth: up to 4 minimum wages per family (about US$900 per family) Apiculture: provides income to around 800 families In 2014, R$12 million was obtained from stakeholders for social projects Reduction by 95% and termination of the illegal production of charcoal. As much as 297,000 m³ stolen, equivalent to about R$19 million or 83,000 tons of pulp in a single year Expand the PDRT model

Pictures taken in Bahia state Illegal coal production during the conflict back in 2009 and voluntary destruction of charcoal ovens Before After

Food production in the fields following destruction of the charcoal ovens PROGRAMA de Desenvolvimento Rural Territorial

Pulp application engineering Innovation, Customer Relationship and Product Development A company focused on customers’ needs providing differentiated pulp products and associated services Innovation and Product Development Joint R&D initiatives New products Logistics service Sustainability Reliability Acknowledgment of and respect for different geographical and corporate cultures Classic Breeding + Biotech Process improvements Fiber differentiation (Eucastrong)

In the concept of the new economic model, there is no way to exclude the role of the forest regarding climate change Carbon pricing trend – About 40 national and over 20 sub-national jurisdictions are putting a price on carbon, according to the World Bank(1) The company has a positive carbon balance: In 2014, out of the amount of thermal and electrical energy we self-generated, 88% was from renewable fuels -> less CO2 emissions Fibria also has a target for 2015: Reduce by 0.5% the CO2 emissions from industrial processes Greenhouse Gas Sequestration and Emissions(2) 2014 Capture (tCO2eq/adt(3)) 3.65 Emissions (industrial, forestry, logistics and biomass) 2.89 Balance (capture – emissions) (tCO2eq/adt) 0.76 Fibria has been listed in the index since it began and also helped with its development (1) Source: 2014 “State and Trends of Carbon Princing” Report (2) Source: Fibria’s 2014 Report – www.fibria.com.br/r2014 (3) air-dried metric tons

Forestry certification

Fibria 4TH INVESTOR TOUR

All Fibria units are certified

- Forest Stewardship Council® (FSC®)
- CERFLOR®
- Programme for the Endorsement of Forest Certification (PEFC)

- Required by Customers
- Loss of certification may lead to:
  - Loss of clients/Market-share
  - Loss of attractiveness for capital investments
  - Increase in reputational risk
- Use of GMOs
  - It is necessary to intensify field research now, in order to clearly understand the economic, environmental and social impacts of this new technology, prior to any use on an operational scale.



BA
Veracel
Belmonte
Caravelas
Posto da Mata
Conceição da Barra
Portocel
ES
MS
Aracruz
MS
Três Lagoas
SP
Jacareí
Vale do Paraíba
RJ
Capão Bonito
São Paulo
Santos
RS
Capão do Leão
Forest
Office
Distribution Centers
Industrial Units (Pulp)
Port

Fibria's public position regarding GMOs:
http://fibria.infoinvest.com.br/fck_temp/13_54/file/Policy_GM%20Eucalypt_Website_final.pdf

Water Pulp production 20% Water body (rivers) returns as treated effluent Evaporation 18.5% Pulp – final product 1.5% Recirculation (between 3.5 and 5.0 times) Water withdrawn 24.2 m³/adt – 33.6m³/adt 80% Fibria returns about 80% of the water withdrawn from the river as treated effluent As a result, water consumption varies between 4.8 m³/adt and 6.7 m³/adt, depending on the mill High efficiency in the use of water – water withdrawn is below the BAT of IPPC (Integrated Pollution Prevention and Control), which is in the range of 30-50 m³/adt Water consumption – 4.8 m³/adt – 6.7 m³/adt

Major legal protection and higher standards of Corporate Governance Only 1 class of shares 100% voting rights Fibria guarantees 100% tag along rights (corporate law: 80%) Board Members: 20% independent Statutory Audit Committee: 100% independent members SEC Registered ADR Level III program Highest daily stock liquidity (R$71 million – July/15 average) Indebtedness and Liquidity Market Risk Management Risk Management Corporate Governance Related Party Transactions Anti-Corruption Information Disclosure Securities Trading Antitrust Genetically Modified Eucalyptus Listed at BM&FBovespa (Novo Mercado) and NYSE (ADR Level III) Policies approved by the Board of Directors: Shareholder Base Free Float BOVESPA (excl. ADR) Free Float Total (incl. ADR) Finance Committee – 30% independent members Statutory Audit Committee – 100% independent members Personnel and Remuneration Committee – 50% independent members Sustainability Committee – 45% independent members Innovation Committee Board Committees - High level of independence Local 19% Foreign 81% 72% Local 28% Foreign

Global recognition by stakeholders (1)Organization with more than 5,000 releases and 40,000 people registered Sustainable Company of the year by Exame Sustainability Guide in 2014 Sustainable Standard-Setter Prize from the Rainforest Alliance in 2015 10th world’s best Sustainability Report by CorporateRegister(1) and 8th best in creativity in communication Best company in Pulp and Paper sector by Época Negócios 360º yearbook (3rd year in a row) Pulp and paper sector leader by As Melhores da Dinheiro yearbook in 2014 Best company in supply chain management by As Melhores da Dinheiro Rural yearbook in 2014 Generator of changes and trends prize from Hexagon in 2015

The balance between the economic, social and environmental is something that permeates Fibria’s corporate culture and is directly linked to all our business decisions “Greater care taken in resource management leads to higher revenues” 10 Game Changers magazine – in cooperation with RobecoSAM. “It is evident that the company plays a leadership role in the technological field by incorporating natural capital such as water, biodiversity, climate, and social capital, such as the inclusion of diverse communities with which the company interacts, into the worlds of finance, production, and competitiveness” Roberto Waack, Board member at GRI, IBGC, Ethos Institute, WWF-Brazil, and ISE Bovespa. “Fibria sets high standards across business management, governance and risk management” Pavan Sukhdev, Founder and president of GIST Advisory.

CARF In December/2012 Fibria received a tax assessment notice for the sum of R$1,666 million regarding the swap of industrial and forestry assets between Fibria and International Paper In November/2013 Fibria announced to the market the decision taken by the office of the Federal Revenue Service Office, at the first administrative level, accepting the company’s appeal against the tax assessment notice In March/2015 Fibria announced to the market that the Federal Administrative Council for Tax Appeals (CARF) had declared partially admissible the administrative process related to the tax assessment, with a reduction in the fines from 150% to 75% There has been no financial impact, with the company maintaining its position of not making a provision, as the probability of gain on the case is possible Assets swap tax assessment

Fibria is able to create value for its shareholders though capital discipline INDUSTRY CONSOLIDATION ? PULP Growth with discipline Best portfolio of projects DIVIDENDS BIO-ENERGY AND OTHER OPPORTUNITIES Complementary to pulp Portocel Land and forest FREE CASH FLOW WITHOUT JEOPARDIZING CREDIT METRICS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO